UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1


                        VoiceStream Wireless Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($.001 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    928615103
                     --------------------------------------
                                 (CUSIP Number)

                      LeRoy T. Carlson, Jr. (312) 630-1900
                      President and Chief Executive Officer
                        Telephone and Data Systems, Inc.
            30 N. LaSalle Street, Suite 4000, Chicago, Illinois 60602
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 23, 2000
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 Pages)

------------------------------------
        1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter discolsures provided in a prior cover page.

        Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
--------------------------------------------------------------------------------
                                       13D

-------------------------------------                ---------------------------
CUSIP No. 928615103                                   Page   2   of    8   Pages
          ---------                                         -----    ------
-------------------------------------                ---------------------------


------------- ------------------------------------------------------------------
              NAME OF REPORTING PERSONS
     1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Telephone and Data Systems, Inc.
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*          (a)  |_|
                                                                       (b)  |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              00

------------- ------------------------------------------------------------------
------------- -----------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(D) OR 2(E)                                          |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------- ------------------------------------------------------------------
------------------------------- ---------- -------------------------------------
          NUMBER OF                 7      SOLE VOTING POWER
            SHARES                         -0-
         BENEFICIALLY               --------------------------------------------
           OWNED BY                 8      SHARED VOTING POWER
             EACH                          35,570,493 shares
          REPORTING                 --------------------------------------------
            PERSON                  9      SOLE DISPOSITIVE POWER
             WITH                          -0-
                                    --------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           35,570,493 shares
------------- ------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,570,493 shares
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              16%
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              HC, CO
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                                       13D

-------------------------------------                ---------------------------
CUSIP No. 928615103                                   Page   3   of    8   Pages
          ---------                                         -----    ------
-------------------------------------                ---------------------------


------------- ------------------------------------------------------------------
              NAME OF REPORTING PERSONS
     1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              The Trustees of the Voting Trust under Agreement dated June 30,
              1989
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*           (a)  |X|
                                                                        (b)  |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              00

------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(D) OR 2(E)                                           |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

------------- ------------------------------------------------------------------
------------------------------- ---------- -------------------------------------
          NUMBER OF                 7      SOLE VOTING POWER
            SHARES                         -0-
         BENEFICIALLY               --------------------------------------------
           OWNED BY                 8      SHARED VOTING POWER
             EACH                          35,570,493 shares
          REPORTING                 --------------------------------------------
            PERSON                  9      SOLE DISPOSITIVE POWER
             WITH                          -0-
                                    --------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           35,570,493 shares
                                    --------------------------------------------
------------- ------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,570,493 shares
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              16%
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              HC, CO
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 4 of 8 Pages

         This Amendment No. 2 to Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Act"), by Telephone and Data Systems, Inc., a Delaware corporation ("TDS"), on behalf of itself and its subsidiaries, and by the trustees of the Voting Trust under Agreement dated June 30, 1989, as amended (the "TDS Voting Trust").

Item 1.  Security and Issuer.
         -------------------
         This statement relates to the common stock, $.001 par value ("Issuer Common Stock"), of VoiceStream Wireless Corporation ("Issuer"). The principal executive office of the Issuer is located at 3650 131st Avenue, S. E., Bellevue, WA 98006.

Item 2.  Identity and Background.
         -----------------------
         TDS and the Trustees of the TDS Voting Trust, are filing this Schedule 13D with respect to Issuer Common Stock. The following sets forth information with respect to Items 2(a) through 2(f) for TDS and the Trustees of the TDS Voting Trust.

         TDS. TDS is a Delaware corporation. The principal business and office address of TDS, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. TDS's principal business is that of providing diversified telecommunications services. TDS, directly and through its subsidiaries, has established cellular and local telephone operations. The information with respect to the directors and executive officers of TDS is set forth on Appendices A and B attached hereto, and incorporated herein by reference.

         The Trustees of the Voting Trust. The principal business address of the Voting Trust is c/o TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust. The information with respect to the trustees of the Voting Trust is set forth in Appendix C hereto, and incorporated herein by reference.

         To the knowledge of LeRoy T. Carlson, Jr., during the last five (5) years, none of TDS, the Voting Trust, nor any of the persons named in Appendices A, B and C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         To the knowledge of LeRoy T. Carlson, Jr., during the last five (5) years, none of TDS, the Voting Trust, nor any of the persons named in Appendices A, B and C hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         See Item 4 below.

Item 4.  Purpose of Transaction.
         ----------------------
         On July 24, 1999, Issuer entered into an Agreement and Plan of Merger ("Merger Agreement") with Deutsche Telekom AG ("DT"), which provides for the merger of a subsidiary of DT with and into Issuer, with Issuer surviving the merger (the "Merger") as a wholly-owned subsidiary of DT. In the Merger, each outstanding share of common stock of Issuer, including all shares of Issuer common stock beneficially owned by TDS, would be converted into the right to receive DT Ordinary Shares (or American Depository Shares representing DT
Ordinary Shares) and/or cash, as set forth in the Merger Agreement. This description is qualified in its entirety by reference to the Current Report on Form 8-K of VoiceStream Wireless Corporation filed on July 28, 2000, including the Exhibits thereto, which is incorporated by reference herein. A copy of the Merger Agreement is filed as Exhibit 2.1 to such Form 8-K and is incorporated by reference herein in its entirety.

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 5 of 8 Pages

         In connection with the transactions contemplated by the Merger Agreement, TDS and DT entered into a Stockholder Agreement ("Stockholder Agreement") dated July 23, 2000, pursuant to which TDS agreed, among other things, to vote for the approval of the Merger Agreement as a stockholder of Issuer. This description is qualified in its entirety by reference to the Stockholder Agreement, a copy of which is filed herewith and is incorporated by reference herein in its entirety.

         On May 4, 2000, TDS accepted the terms of and became a party to a Voting Agreement ("Voting Agreement") dated as of February 25, 2000 among Issuer and certain stockholders of Issuer (identified on the signature page to the Voting Agreement). The Voting Agreement provides that the parties thereto shall vote their shares of Issuer Common Stock for the election to the board of directors of VoiceStream in the manner specified in such Voting Agreement. The Voting Agreement provides, among other things, that so long as TDS beneficially owns at least 4,500,000 shares of Issuer Common Stock, one member of the Issuer board of directors shall be an individual designated by TDS (the "TDS Designee"), except that the TDS Designee may not be an officer, director, management level employee or affiliate of TDS, or of any person in which TDS or any affiliate of TDS has an "attributable interest" (as defined by applicable FCC rules and regulations)(a "Qualified Designee"); provided, however, that Issuer shall have the right to approve the TDS Designee, which approval shall not be unreasonably withheld; and provided further, however, that if TDS owns more than 9,800,000 shares of Issuer Common Stock and Sonera Corporation and its affiliates own less than 4,500,000 shares of Issuer Common Stock, then TDS shall have the right to two TDS Designees as directors of Issuer. If TDS becomes entitled to designate a second director under the Voting Agreement, the parties to the Voting Agreement would be required to seek and obtain a waiver or other exemptive order from the Federal Communications Commission before such second director could be appointed to the board of directors of Issuer. This description is qualified in its entirety by reference to the Voting Agreement, a copy of which was previously filed with this Schedule 13D and which is incorporated by reference herein in its entirety.

         In connection with the transactions contemplated by the Merger Agreement, TDS entered into the First Amended and Restated Voting Agreement ("Amended Voting Agreement") dated as of July 23, 2000 among Issuer and certain stockholders of Issuer (identified on the signature page to the Voting
Agreement) and DT. The Amended Voting Agreement provides that, upon the effectiveness of the Amended Voting Agreement, the parties thereto shall vote their shares of Issuer Common Stock for the election to the board of directors of VoiceStream in the manner specified in the Amended Voting Agreement, including for the election of two nominees designated by DT. The Amended Voting Agreement will become effective if DT converts its VoiceStream preferred stock into VoiceStream common stock. The rights of TDS under the Amended Voting Agreement will be substantially the same as under the Voting Agreement. This description is qualified in its entirety by reference to the Amended Voting Agreement, a copy of which is incorporated by reference herein in its entirety.

         TDS and Issuer are also parties to an Investor Agreement dated May 4, 2000 which limits certain actions by TDS as a stockholder of Issuer for a period of five (5) years. Subject to certain exceptions, TDS agreed not to (i) acquire any additional shares of Issuer Common Stock which would cause TDS to own in excess of 24.9% of the voting securities of Issuer; (ii) solicit proxies for shares of Issuer Common Stock or participate in an election contest; or (iii) join a group or take any action to initiate, encourage or otherwise facilitate a tender or exchange offer for Issuer which would result in change of control of Issuer. In addition, TDS agreed to certain restrictions on its ability to transfer its shares of Issuer Common Stock. In particular, if TDS sells Issuer Common Stock, it agreed to take reasonable care to preclude the acquisition of more than 5% of the voting power of the Issuer Common Stock by any person or group, except Sonera Corporation and certain other affiliated parties. This description is qualified in its entirety by reference to the Investor Agreement, a copy of which was previously filed with this Schedule 13D and which is incorporated by reference herein in its entirety.

         TDS and Issuer are also parties to a Registration Rights Agreement pursuant to which TDS has demand and piggyback registration rights for the shares of Issuer Common Stock received by TDS in the Reorganization. The Registration Rights Agreement permits four (4) demand registration rights (one every nine (9) months) and permits unlimited piggyback registration rights. The registration rights survive only as long as TDS is unable to sell the shares of Issuer Common Stock without registration.

         The foregoing descriptions of the above agreements is subject to, and qualified in their entirety by reference to, the text of such agreements, which are included or incorporated by reference as exhibits hereto.

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 6 of 8 Pages

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------
         (I)      TDS.
                  ---

                  (a) As of July 23, 2000, TDS beneficially owns 35,570,493 shares of Issuer Common Stock.

                  (b)      (i)      Sole Power to Vote or Direct the Vote:
                                    -------------------------------------
                                    None.

                           (ii)     Shared Power to Vote or Direct the Vote:
                                    ---------------------------------------
                                    35,570,493 shares.

                           (iii)    Sole Power to Dispose or Direct the
                                    Disposition:
                                    --------------------------------------------
                                    None.

                           (iv)     Shared Power to Dispose or Direct the
                                    Disposition:
                                    --------------------------------------------
                                    35,570,493 shares.

                  (c) Except as described herein, to the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty (60) days in shares of Issuer Common Stock by TDS.

                  (d) To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Issuer Common Stock beneficially owned by TDS.

                  (e)      Not Applicable.


         (II)     Directors and Executive Officers of TDS.
                  ---------------------------------------

                  (a) - (b)See Appendix D attached hereto and incorporated
                           herein by reference.

                  (c) Except as described below, to the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty (60) days in shares of Issuer Common Stock by any Director or Executive Officer of TDS.

                  (d) To the knowledge of LeRoy T. Carlson, Jr., no person other than the persons listed in Appendix D are known to have the right to receive or the power to direct the receipt of dividends from, or other proceeds from the sale of Issuer Common Stock beneficially owned by the persons listed in Appendix D.

                  (e)      Not applicable.


         (III)    The Voting Trust.
                  ----------------

                  (a) As of July 23, 2000, the TDS Voting Trust may be deemed to beneficially own 35,570,493 shares of Issuer Common Stock.

                  (b)      (i)      Sole Power to Vote or Direct the Vote:
                                    -------------------------------------
                                    None.

                           (ii)     Shared Power to Vote or Direct the Vote:
                                    ---------------------------------------
                                    35,570,493 shares.

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 7 of 8 Pages

                           (iii)    Sole Power to Dispose or Direct the
                                    Disposition:
                                    --------------------------------------------
                                    None.

                           (iv)     Shared Power to Dispose or Direct the
                                    Disposition:
                                    --------------------------------------------
                                    35,570,493 shares.

                  (c) To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty
                           (60) days in shares of Issuer Common Stock by The Voting Trust.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

See Item 4.

         The Voting Trust holds TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust. The Voting Trust trustees hold and vote 6,361,777 TDS Series A Common Shares held in the Voting Trust, representing approximately 90% of the outstanding TDS Series A Common Shares, and approximately 52% of the combined voting power of the TDS Series A Common Shares and TDS Common Shares. Therefore, the Voting Trust trustees may be deemed to direct a majority of the combined voting power of TDS.

         The Issuer Common Stock is held by the filing persons for investment purposes only. Except as disclosed herein, none of the filing persons has any present plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D. Each of the filing persons, however, expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price of the Issuer Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, subject to the Stockholder Agreement and other agreements entered into in connection with the Merger Agreement or otherwise referenced herein, each filing person reserves the right to change its plans and intentions at any time, as it deems appropriate and, in connection therewith, any one or more of the filing persons (and their respective affiliates) may purchase additional shares of Issuer Common Stock or other securities of the Issuer or may sell or transfer shares of Issuer Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transaction with institutional counterparties or otherwise to hedge the market risk of some or all of their positions in the shares of Issuer Common Stock or other securities. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of any of the Issuer securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         99.1 Stockholder Agreement dated as of July 23, 2000 (filed herewith).

         99.2 Agreement and Plan of Merger dated July 23, 2000 (Incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of VoiceStream Wireless Corporation filed on July 28,
                  2000)

         99.3 First Amended and Restated Voting Agreement dated July 23, 2000. (Incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of VoiceStream Wireless Corporation filed on July 28, 2000).

In addition, the Voting Trust Agreement dated June 30, 1989, as amended, is hereby incorporated by reference to Exhibit 9.1 to the Annual Report on Form 10-K of Telephone and Data Systems, Inc.

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 8 of 8 Pages


                             JOINT FILING AGREEMENT

         The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties with respect to the Issuer.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 23, 2000.

TELEPHONE AND DATA SYSTEMS, INC.              THE VOTING TRUST

By:    /s/ LeRoy T. Carlson, Jr.              By:   /s/ LeRoy T. Carlson, Jr.
       ----------------------------------           -------------------------
       LeRoy T. Carlson, Jr.                        LeRoy T. Carlson, Jr.

       President and Chief Executive Officer     As Trustee and Attorney-in-Fact
                                                 for other Trustees*




                                            *Pursuant to Joint Filing Agreement
                                            and Power of Attorney previously
                                            filed with the Securities and
                                            Exchange Commission and incorporated
                                            by reference herein.




                   Signature Page to Amendment to Schedule 13D
                 relating to VoiceStream Wireless Corporation by
      Telephone and Data Systems, Inc., and The Voting Trust, respectively.

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 1 of 4 of Appendix A

                                   APPENDIX A

                                DIRECTORS OF TDS
                                ----------------
(I)      (a)      Name:
                  ----
                  LeRoy T. Carlson

         (b)      Business Address:
                  ----------------
                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois 60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Chairman of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(II)     (a)      Name:
                  ----
                  LeRoy T. Carlson, Jr.

         (b)      Business Address:
                  ----------------
                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois  60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  President and Chief Executive Officer of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 2 of 4 of Appendix A

(III)    (a)      Name:
                  ----
                  Sandra L. Helton

         (b)      Business Address:
                  ----------------
                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois  60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Executive   Vice  President  -  Finance  and  CFO  of
                  Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(IV)     (a)      Name:
                  ----
                  James Barr III

         (b)      Business Address:
                  ----------------
                  TDS  Telecommunications  Corporation
                  301 South Westfield Road
                  Madison, Wisconsin 53705-0158

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  President of TDS  Telecommunications  Corporation,  a
                  wholly-owned   subsidiary   of  Telephone   and  Data
                  Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(V)      (a)      Name:
                  ----
                  Walter C.D. Carlson

         (b)      Business Address:
                  ----------------
                  Sidley & Austin
                  Bank One Plaza
                  10 South Dearborn Street
                  Chicago, Illinois  60603

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Partner of the law firm of Sidley & Austin

         (d)      Citizenship:
                  -----------
                  United States

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 3 of 4 of Appendix A

(VI)     (a)      Name:
                  ----
                  Letitia G.C. Carlson

         (b)      Residence Address:
                  -----------------
                  7604 Fairfax Road
                  Bethesda, Maryland  20814

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Medical Doctor

         (d)      Citizenship:
                  -----------
                  United States

(VII)    (a)      Name:
                  ----
                  Donald C. Nebergall

         (b)      Residence Address:
                  -----------------
                  2919 Applewood Place, N.E.
                  Cedar Rapids, Iowa  52402

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Consultant to Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(VIII)   (a)      Name:
                  ----
                  Herbert S. Wander

         (b)      Business Address:
                  ----------------
                  Katten, Muchin & Zavis
                  525 West Monroe Street
                  Suite 1600
                  Chicago, Illinois 60606-3693

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Partner of the law firm of Katten, Muchin & Zavis

         (d)      Citizenship
                  -----------
                  United States

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 4 of 4 of Appendix A

(IX)     (a)      Name:
                  ----
                  George W. Off

         (b)      Business Address:
                  ----------------
                  Catalina Marketing Group
                  11300 Ninth Street North
                  St. Petersburg, Florida 33716

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Retired Chairman of Catalina Marketing Corporation

         (d)      Citizenship:
                  -----------
                  United States

(X)      (a)      Name:
                  ----
                  Martin L. Solomon

         (b)      Business Address:
                  ----------------
                  2665 South Bayshore Drive, Suite 906
                  Coconut Grove, Florida 33133

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Chairman and CEO of American Country Holdings, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(XI)     (a)      Name:
                  ----
                  Kevin A. Mundt

         (b)      Business Address:
                  ----------------
                  Mercer Management Consulting, Inc.
                  33 Hayden Avenue
                  Lexington, MA  02173

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Vice President - Retail Group Head of Mercer Management Consulting, Inc.

         (d)      Citizenship:
                  -----------
                  United States

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 1 of 7 of Appendix B

                                   APPENDIX B

                            EXECUTIVE OFFICERS OF TDS
                            -------------------------
(I)      (a)      Name:
                  ----
                  LeRoy T. Carlson

         (b)      Business Address:
                  ----------------
                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois  60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Director and Chairman of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(II)     (a)      Name:
                  ----
                  LeRoy T. Carlson, Jr.

         (b)      Business Address:
                  ----------------
                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois  60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Director, President and Chief Executive Officer of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(III)    (a)      Name:
                  ----
                  Sandra L. Helton

         (b)      Business Address:
                  ----------------
                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois 60602

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 2 of 7 of Appendix B


         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Director, Executive Vice President - Finance and CFO of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(IV)     (a)      Name:
                  ----
                  Rudolph E. Hornacek

         (b)      Business Address:
                  ----------------
                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois  60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Vice  President -  Engineering  of Telephone and Data Systems,
                  Inc.

         (d)      Citizenship:
                  -----------
                  United States

(V)      (a)      Name:
                  ----
                  John E. Rooney

         (b)      Business Address:
                  ----------------
                  United States Cellular Corporation
                  8410 West Bryn Mawr
                  Suite 700
                  Chicago, Illinois  60631

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Director, President and Chief Executive Officer of United States Cellular Corporation, an over 80%-owned subsidiary of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(VI)     (a)      Name:
                  ----
                  James Barr III

         (b)      Business Address:
                  ----------------
                  TDS Telecommunications Corporation
                  301 South Westfield Road
                  Madison, Wisconsin  53705-0158

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 3 of 7 of Appendix B

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  President   of   TDS   Telecommunications    Corporation,    a
                  wholly-owned subsidiary of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(VII)    (a)      Name:
                  ----
                  Scott H. Williamson

         (b)      Business Address:
                  ----------------
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois  60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Senior Vice President - Acquisitions of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(VIII)   (a)      Name:
                  ----
                  Michael K. Chesney

         (b)      Business Address:
                  ----------------
                  1014 South Briarcliffe Circle
                  Maryville, Tennessee 37803

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Vice President - Corporate Development of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(IX)     (a)      Name:
                  ----
                  George L. Dienes

         (b)      Business Address:
                  ----------------
                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois   60602

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 4 of 7 of Appendix B

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Vice President-Corporate Development of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(X)      (a)      Name:
                  ----
                  C. Theodore Herbert

         (b)      Business Address:
                  ----------------
                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois  60602

         (c)      Present Principal Occupation or Employment:
                  -----------------------------------------
                  Vice President-Human Resources of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(XI)     (a)      Name:
                  ----
                  Peter L. Sereda

         (b)      Business Address:
                  ----------------
                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois 60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Vice  President  and  Treasurer of Telephone and Data Systems,
                  Inc.

         (d)      Citizenship:
                  -----------
                  United States

(XII)    (a)      Name:
                  ----
                  Mark A. Steinkrauss

         (b)      Business Address:
                  ----------------
                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois   60602

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 5 of 7 of Appendix B

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Vice President-Corporate Relations of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(XIII)   (a)      Name:
                  ----
                  Edward W. Towers

         (b)      Business Address:
                  ----------------
                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois   60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Vice   President-Corporate   Development   and  Operations  of
                  Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(XIV)    (a)      Name:
                  ----
                  James W. Twesme

         (b)      Business Address:
                  ----------------
                  TDS Corporate Madison
                  8401 Greenway Boulevard
                  P.O. Box 628010
                  Middleton, Wisconsin  53562-8010

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Vice President - Corporate Finance - Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 6 of 7 of Appendix B

(XV)     (a)      Name:
                  ----
                  Byron A. Wertz

         (b)      Business Address:
                  ----------------
                  Telephone and Data Systems, Inc.
                  8000 West 78th Street, Suite 400
                  Minneapolis, Minnesota  55439

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Vice President - Corporate Development of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(XVI)    (a)      Name:
                  ----
                  D. Michael Jack

         (b)      Business Address:
                  ----------------
                  TDS Corporate Madison
                  8401 Greenway Boulevard
                  P.O. Box 628010
                  Middleton, Wisconsin  53562-8010

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Vice President and Corporate Controller of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(XVII)   (a)      Name:
                  ----
                  Gregory J. Wilkinson

         (b)      Business Address:
                  ----------------
                  TDS Corporate Madison
                  8401 Greenway Boulevard
                  P.O. Box 628010
                  Middleton, Wisconsin  53562-8010

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Vice President and Corporate Secretary of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 7 of 7 of Appendix B

(XVIII)  (a)      Name:
                  ----
                  Michael G. Hron

         (b)      Business Address:
                  ----------------
                  Sidley & Austin
                  Bank One Plaza
                  10 South Dearborn Street
                  Chicago, Illinois  60603

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Partner of the law firm of Sidley & Austin and General Counsel and Assistant Secretary of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 1 of 2 of Appendix C

                                   APPENDIX C

TRUSTEES OF THE VOTING TRUST

(I)      (a)      Name:
                  ----
                  LeRoy T. Carlson, Jr.

         (b)      Business Address:
                  ----------------
                  Telephone and Data Systems, Inc.
                  30 North LaSalle Street
                  Suite 4000
                  Chicago, Illinois  60602

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Director, President and Chief Executive Officer of Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

(II)     (a)      Name:
                  ----
                  Walter C.D. Carlson

         (b)      Business Address:
                  ----------------
                  Sidley & Austin
                  Bank One Plaza
                  10 South Dearborn Street
                  Chicago, Illinois  60603

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Partner of the law firm of Sidley & Austin

         (d)      Citizenship:
                  -----------
                  United States

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 2 of 2 of Appendix C


(III)    (a)      Name:
                  ----
                  Letitia G.C. Carlson

         (b)      Business Address:
                  ----------------
                  7604 Fairfax Road
                  Bethesda, Maryland 20814

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Medical Doctor

         (d)      Citizenship:
                  -----------
                  United States

(IV)     (a)      Name:
                  ----
                  Donald C. Nebergall

         (b)      Residence Address:
                  -----------------
                  2919 Applewood Place, N.E.
                  Cedar Rapids, Iowa  52402

         (c)      Present Principal Occupation or Employment:
                  ------------------------------------------
                  Director of and Consultant to Telephone and Data Systems, Inc.

         (d)      Citizenship:
                  -----------
                  United States

Schedule 13D
Issuer: VoiceStream Wireless Corporation
Page 1 of 1 of Appendix D

                                   APPENDIX D

     Ownership of Common Stock of VoiceStream Wireless Corporation (Issuer)
                    (Based on latest available information.)

                                         Number of shares of
                                              Issuer's
                                           Common Stock         Percentage of
                                            Beneficially            Class
                                         Owned as of Latest     of the Issuer's
       Name                                Practicable Date      Common Stock
       ----                                ----------------    -----------------
  James Barr, III                                    --                   --
  Thomas A. Burke                                   922                    *
  LeRoy T. Carlson                                  455                    *
  LeRoy T. Carlson, Jr.                              --                   --
  Letitia G. C.  Carlson                             --                   --
  Walter C. D. Carlson                               --                   --
  Michael K. Chesney                                 --                   --
  George L. Dienes                                   --                   --
  Sandra L. Helton                                   --                   --
  C. Theodore Herbert                                --                   --
  Rudolph E. Hornacek                                --                   --
  Michael G. Hron                                    --                   --
  D. Michael Jack                                    --                   --
  Donald C. Nebergall                                --                   --
  George W. Off                                     455                    *
  John E. Rooney                                     --                   --
  Peter L. Sereda                                   100                    *
  Martin L. Solomon                                  --                   --
  Mark A. Steinkrauss                               228                    *
  Edward W. Towers                                   --                   --
  James W. Twesme                                 2,263                    *
  Herbert S. Wander                                  --                   --
  Byron A. Wertz                                    102                    *
  Gregory J. Wilkinson                              970                    *
                                                  -----
       Total                                      5,495                    *
                                                  =====
* Less than 1%